NEWS RELEASE 06-42	November 14, 2006

FRONTEER REPORTS THIRD QUARTER RESULTS

Fronteer Development Group Inc. (the “Company”) (TSX:FRG)(AMEX:FRG) reports its financial and operating results for the three months and nine month period ended September 30, 2006. Details of the Company’s financial results are described in the unaudited consolidated financial statements and Management’s Discussion and Analysis for the nine months ended September 30, 2006. Further details on each of the Company’s projects and activities can be found on the Company’s website: http://www.fronteergroup.com and on SEDAR at http://www.sedar.com. All amounts are in Canadian dollars unless otherwise stated.

Overview

The Company is a discovery stage mineral exploration company with exploration properties in western Turkey, Canada and Mexico. The Company also owns 47.25% of Aurora Energy Resources Inc. (“Aurora”) a company focused on exploring for uranium in Newfoundland and Labrador, Canada, which is listed on the Toronto Stock Exchange under the symbol “AXU”. The Company accounts for its investment in Aurora as an equity investment.

In April 2006, the Company received notification from Teck Cominco Limited that its Turkish subsidiary (“TCAM”) would be exercising its right to earn an interest on both the Agi Dagi and Kirazli properties. TCAM is required to spend a minimum of US$15 million on these projects over a two year period, in order to earn a 60% interest. This decision freed up the Company’s technical staff and resources in Turkey to focus on completing the earn-in on the Biga properties referred to as Pirentepe and Halilaga, which are also optioned from TCAM. As of September 30, 2006, the Company must spend approximately US$0.8 million to complete its earn-in requirement on the Biga properties, subject to a back-in right held by TCAM.

The Company has completed IP surveys and a regional sampling and mapping program on the Halilaga and Pirentepe project areas and expects to commence drill programs on each of these projects in the fourth quarter.

In Mexico, the Company completed a soil sampling and mapping program on the San Pedro and Clara properties. By the end of the third quarter, the Company had also completed phase I of its drill program, totalling 2,716 metres on the properties. The Company has now commenced a follow up drill program on the Clara property.

In the Yukon, the Company conducted staking of additional ground identified as prospective through review of the extensive database obtained from Newmont Inc.. Crews also completed a sampling and mapping program over the staked claims and surrounding areas. A gravity survey is currently being flown over the area which will be used to identify additional areas for staking and will assist in the determination of drill locations for a drill program in 2007.

Exploration Projects

Cash and non-cash exploration and acquisition expenditures for the nine months ended September 30, 2006 and 2005 totaled $2.2 million and $5.7 million in Turkey, $0.8 million and $0.7 million in Mexico and $2.3 million and nil in the Yukon, Canada, respectively.

Operations

The Company’s net loss before discontinued operations for the three months ended September 30, 2006 was $0.6 million or $0.01 per share compared to a net loss of $1.8 million or $0.04 per share for the three months ended September 30, 2005. The Company’s net income before discontinued operations for the nine months ended September 30, 2006 was $7.6 million or $0.14 per share ($0.13 diluted), compared to a net loss of $3.3 million or $0.08 per share for the nine months ended September 30, 2005. Contributing to the period over period differences were the recognition of dilution gains on the Company’s investment in Aurora offset by the Company’s pickup of its percentage of the operating loss for the periods from Aurora. Also, the Company experienced period over period increases in stock-based compensation expense, property investigation costs, and investor relations , advertising and promotion costs, which were offset by a decrease in the amount of write-downs taken on exploration properties.

The Company’s successful listing of Aurora on the Toronto Stock Exchange and the subsequent exercise of the over allotment option and various stock option and warrant exercises in Aurora has resulted in the Company recognizing a dilution gain for the three months ended September 30, 2006 of $0.6 million and for the nine months ended September 30, 2006, a dilution gain of $14.3 million. The dilution gain represents the fair value of the Company’s share of the consideration paid by the new investors in excess of the amount of the carrying value of the Company’s investment in Aurora. For the three and nine months ended September 30, 2006, the Company has picked up its share of Aurora’s operating loss and included it in the Company’s net loss for the periods presented. The Company’s share of Aurora’s operating loss amounted to $1.1 million and $4.4 million for the three months and nine months ended September 30, 2006, respectively.

Liquidity

At September 30, 2006, the Company had cash on its balance sheet of $50.4 million and working capital of $54.6 million as compared to cash of $16.1 million and working capital of $15.5 million at December 31, 2005. The change in cash and working capital of $34.3 million and $39.1 million respectively is primarily due to the receipt of net proceeds of $35.9 million from the June 2006 bought deal financing and exercise of stock options and warrants, offset by exploration expenditures of $4.6 million and cash used in operations of $2.0 million.

The Company currently has no operating revenues other than interest income and relies primarily on equity financing as well as the exercise of warrants and options to fund its exploration and administrative costs.

Subsequent to September 30, 2006, the Company received $0.3 million on the exercise of stock options and warrants. On October 5, 2006, the Company purchased 956,938 common shares of Aurora at $10.45 per share for gross proceeds of $10,000,000 to Aurora in a private placement. Concurrently, Aurora completed a bought-deal financing whereby 1,722,500 common shares were issued at $10.45 per share and 956,200 flow-through shares were issued at $12.55 per share for gross proceeds of $30,000,000.

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries, and strategic acquisitions. Fronteer currently has 10 drill rigs operating in Turkey on four gold projects and 1 drill rig operating in Mexico on two gold-silver projects. Fronteer holds a 47.25% interest in Aurora Energy Resources (AXU-TSX), which has a current market capitalization of approximately CDN$861 million. Fronteer has a strong balance sheet with approximately CDN$43 million in cash and marketable securities.

For further information on Fronteer please contact:

Dr. Mark O'Dea, President & CEO
Mr. Sean Tetzlaff, CFO and Corporate Secretary
(PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. The above contains forward-looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, changes in project parameters as plans continue to be refined, future prices of metals, economic and political instability in Turkey and Mexico, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in the Company’s latest Annual Information Form and Form 20-F on file with the Canadian Securities Commissions and United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.